UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)

MISTER GOODY, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

60646A 101

(CUSIP Number)

December 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 60646A 101

1	NAME OF REPORTING PERSON: Joel Arberman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 30,000,000 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 30,000,000 (1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,000,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 50.22%(2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

1. 2.

See Item 4.

Based on 59,740,000 shares of the issuer’s common stock outstanding as of November 14, 2012, as disclosed in the issuer’s Form 10-Q for the quarterly period ending September 30, 2012 filed on November 14, 2012.

1	NAME OF REPORTING PERSON: Pensar Ventures, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 30,000,000(1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 30,000,000(1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,000,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 50.22%(2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

1.	See Item 4.
2.

Based on 59,740,000 shares of the issuer’s common stock outstanding as of November 14, 2012, as disclosed in the issuer’s Form 10-Q for the quarterly period ending September 30, 2012 filed on November 14, 2012.

Item 1(a). Name of Issuer:
Mister Goody, Inc.
Item 1(b). Address of Issuer’s Principal Executive Offices:
7877 Emerald Winds Circle Boynton Beach, Florida 33473
Item 2(a). Name of Person Filing:

Joel Arberman

Pensar Ventures, LLC

The Reporting Persons have entered into a Joint Filing Agreement, dated January 31, 2013, a copy of which is filed with this Schedule 13G as Exhibit A, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

Item 2(b). Address of Principal Business Office or, if None, Residence:
7877 Emerald Winds Circle Boynton Beach, Florida 33473
Item 2(c). Citizenship:
Joel Arberman is a U.S. citizens. Pensar Ventures, LLC is a limited liability company organized under the laws of the State of Florida.
Item 2(d). Title of Class of Securities:
Common Stock
Item 2(e). CUSIP Number:
60646A 101
Item 3.
This statement is not being filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c).
Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1. Joel Arberman
(a) Amount beneficially owned: 30,000,000(1)
(b) Percent of class: 50.22%(2)
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: 30,000,000(1)
(ii) Shared power to vote or to direct the vote: 0
(iii) Sole power to dispose or to direct the disposition of: 30,000,000(1)
(iv) Shared power to dispose or to direct the disposition of: 0

Pensar Ventures, LLC

(a)	Amount beneficially owned: 30,000,000(1)
(b)	Percent of class: 50.22%(2)
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote: 30,000,000(1)
	(ii)	Shared power to vote or to direct the vote: 0
	(iii)	Sole power to dispose or to direct the disposition of: 30,000,000(1)
	(iv)	Shared power to dispose or to direct the disposition of: 0

1.

Represents 30,000,000 shares of common stock held directly by Pensar Ventures, LLC an entity owned and controlled solely by Joel Arberman. Joel Arberman has sole voting and dispositive power for securities owned by Pensar Ventures, LLC.

2.

Based on 59,740,000 shares of the issuer’s common stock outstanding as of November 14, 2012, as disclosed in the issuer’s Form 10-Q for the quarterly period ending September 30, 2012 filed on November 14, 2012.

Item 5.	Ownership of Five Percent or Less of a Class
Not applicable.
Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable.
Item 8.	Identification and Classification of Members of the Group
Not Applicable.
Item 9.	Notice of Dissolution of Group
Not Applicable.
Item 10.	Certification
Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Pensar Ventures, LLC

Dated: January 31, 2013	/s/ Joel Arberman
By: Joel Arberman
Its: Managing Member

/s/ Joel Arberman
Joel Arberman

Exhibit A

AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13G

The undersigned hereby agree as follows:

          (i)          Each of them is individually eligible to use the Schedule 13G to which this Exhibit is attached, and such Schedule 13G is filed on behalf of each of them; and

          (ii)         Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Pensar Ventures, LLC

Dated: January 31, 2013	/s/ Joel Arberman
By: Joel Arberman
Its: Managing Member

/s/ Joel Arberman
Joel Arberman